AVAIA NUTRITION

Gut health supplements made with vegan yeast protein and fiber


avaia
Nature's Next-Gen Nutrition
Dietary Supplement
Vegan Protein
with fiber, beta glucan, and other vital nutrients

avaianutrition.com Randolph, NJ

Highlights

1. Solving huge gut health, weight/fat, auto-immune, and cardio problems associated with modern diet
2. Novel supplement product with existing and repeat sales from individuals and stores
3. Unlike competition, we have a unique and proprietary core ingredient: Pichia yeast (PichiaProtein+)
4. Vegan, keto, non-GMO, gluten free made w/precision fermentation. High protein, fiber & beta glucan
5. Shown weight/fat loss, reduced bloating and hunger, improved energy, reduced autoimmune symptoms
6. Technology, scale-up, IP, supply chain completely derisked; seeking capital to boost marketing/sales

Team

Michael LoCascio CEO SPV Voting Proxy

Applied Physics & EE Developed naval nuke reactors at Lockheed Founder/CTO of quantum dot nanotech co.; basis of QLED TV Founded Arbela Labs and Avaia to alter global health and food Led Agtech, Medtech, IP, Bus. Dev. & Strat. at Lux Research & BASF

Xavier Garcia Ortega CTO

Professor at U. Barcelona (UAB) Professor Bioprocess Engineering. World leading expert on Pichia yeast fermentation & bioprocessing. Expertise includes bioreactor equipment design, process optimization, downstream purification, protein analysis

Pitch Deck


avaia


Gut Health Nutrition Designed to Control Appetite and Boost Metabolism
Activating natural GLP-1 to support appetite, weight and fat control, metabolism, and immune response.
MANAGEMENT PRESENTATION
October 2025
CONFIDENTIAL · avaianutrition.com

Memo

Company background and Use-of-Funds

Arbela Laboratories, Inc. has commercialized its first human nutritional supplement product, Avaia, based on its novel precision fermented vegan Pichia yeast under the Avaia Nutrition LLC brand. The company is raising new capital that will solely be used to advance its Avaia Nutrition primarily for marketing and sales activities including sales channel expansion and building out our marketing/sales teams.

In addition, we have the opportunity to expand and improve our next generation products. These will include not only new powdered product formulations with focus on tastes/flavors and other specialized health ingredients but also whole new categories including supplement bars and pre-mixed Avaia drinks in the future.

Problem:

The world is facing multiple health crises. Metabolic disease, obesity, and diabetes are rising. Autoimmune diseases, inflammation, and allergies are skyrocketing while cardiovascular health is declining. And it seems like just about everyone is suffering from gut health issues ranging from bloating and constipation to more serious issues such as IBD, Colitis and more.

And these issues are particularly problematic for women.

Reason:

It turns out that many if not all of these diseases are directly related to the modern diet that is both incredibly unhealthy and unsustainable. What we are now eating is full of sugar, high fructose corn syrup, and seed and soy oils that are wreaking havoc on our gut health which is linked to everything else.

But it's not only what we are eating. It's also what we are not eating…namely no one eats enough high-quality protein and fiber which all need far more of.

Solution: Avaia

Avaia was created to solve these problems. It is a powdered nutritional supplement intended for use in smoothies or added to yogurts that is based on our novel precision fermented Pichia yeast called PichiaProtein+ along with blended fruit and greens loaded with micronutrients.

Pichia is a novel yeast similar like the yeast used to bake bread BUT it has a unique metabolism that results in high content of quality protein that is exceedingly digestible with all essential amino acids. More importantly, it is loaded with fiber and a special fermentable fiber called beta glucan that has been shown in the scientific literature to repair the gut microbiome to improve gut health and regularity while, activating natural GLP-1 pathway to naturally decrease appetite, reduce bloating, and help control weight without loss of muscle mass and bone density because of its high protein content. It has also been shown to improve immune function while moderating the immune system to reduce the incidence and severity of autoimmune diseases while also controlling blood glucose and insulin levels and reducing blood pressure. It's even good for your skin!


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Gut Health Nutrition Designed to
avaia
Nature's Next-Gen Nutrition


Boost Metabolism
Avaia Nutrition offers a science-backed gut health supplement that supports digestion, satiety, and metabolic balance. Using clinically studied and proven ingredients like PichiaProtein+™ and beta-glucan, Avaia naturally stimulates GLP-1.
Shop Avaia
Dietary Supplement
Vegan Protein
with fiber beta glucan and other vital nutrients

Differentiation: New category and Novel ingredient

Avaia is vegan, keto, gluten free, and because it's made using precision fermentation it is free of hormones, pesticides, and heavy metals that may be present in other whey or plant protein nutritional supplements.

Avaia isn't simply yet another chemically isolated and concentrated protein powder nor is it a run of a mill vitamin supplement. Instead, it is an all-natural protein, fiber & beta glucan, and micronutrient source all wrapped into one.

Essentially, it is a new supplement category altogether that addresses the >$200B supplement market. And unlike other nutritional supplements that simply mix undifferentiated ingredients that everyone has access to, the patented use and bioprocesses to make PichiaProtein+ for supplements is ours and ours alone.

Status:

Our research is completed, we have scaled up from lab to production, assembled a redundant supply chain, and have been selling Avaia since late 2025 with early repeat sales and with several stores. Our social media presence, User Generated Content (UGC) & Influencer, and Website SEO is also rapidly increasing.


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intended for use in smoothies or added to yogurts
That's beta glucan.
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